 Exhibit 99.1

First Mining Adds Second Drill Rig at the Duparquet Gold Project and Provides Corporate Update

VANCOUVER, BC, April 28, 2025 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to provide an update on its ongoing 2025 exploration activities at the Duparquet Gold Project ("Duparquet Project" or the "Project") located in the prolific Abitibi gold region of Quebec, Canada. The company has now added a second drill rig during the month of April 2025 to further advance progress on its previously announced ~18,000-metre exploration drilling program. The 2025 drill campaign is designed and aligned to the Company's exploration strategy which aims to further delineate and expand known mineralization, enhance resource confidence, and drill test priority regional targets.

Figure 1: First Mining 2025 Exploration Program Drill Rig Operating On-Site. (CNW Group/First Mining Gold Corp.)

To date the company has completed 10 holes for 3,100 meters targeting a number of prospective growth areas planned for advancement in 2025. The Duparquet project covers a 5,800-hectare consolidated land package, strategically located along a 19-kilometre strike length of the prolific Destor-Porcupine Fault Zone ("DPFZ") within the Abitibi Greenstone Belt—one of the world's most significant gold-producing regions.

Assay results from the ongoing 2025 drill program are not yet available and the Company intends to disclose results on a forward-looking basis as they are received, subject to thorough review and QA/QC approval.

Investor Relations Update

The Company has engaged GRA Enterprises LLC ("GRA") to provide investor relations and marketing services pursuant to a consulting agreement dated April 25, 2025 for a period of six months. GRA received a total fee of US$50,000 in consideration for services to be provided through the term of the engagement.  GRA is an arm's length party to the Company and may purchase securities in the Company from time to time for investment purposes.

About the Duparquet Gold Project

The Duparquet Project is geologically situated in the southern part of the Abitibi Greenstone Belt and is geographically located approximately 50 km north of the city of Rouyn-Noranda. The Project benefits from easy access and proximity to an existing workforce and infrastructure, including road, rail and hydroelectric grid power. The Duparquet Project currently hosts an NI 43-101 compliant gold resource of 3.44 million ounces in the Measured & Indicated category, grading 1.55 g/t Au, and an additional 2.64 million ounces in the Inferred category, grading 1.62 g/t Au. First Mining completed a Preliminary Economic Assessment1 ("PEA") on the Project in 2023 (see news releases dated September 7, 2023 and October 23, 2023).

The Duparquet Project totals approximately 5,800 hectares focused on an area of 19 km of strike length along the prolific Destor-Porcupine Fault Zone, along with numerous mineralized splays and influential secondary lineaments. The Duparquet Project includes the past-producing Beattie, Donchester and Duquesne mines as well as the Central Duparquet, Dumico and Pitt Gold deposits.

[1] Further details on the Duparquet PEA can be found in the technical report entitled "NI 43-101 Technical Report: Preliminary Economic Assessment, Duparquet Gold Project, Quebec, Canada" dated October 20, 2023, which was prepared for First Mining by G Mining Services Inc. in accordance with NI 43-101 and is available under First Mining's SEDAR profile at www.sedarplus.ca

Qualified Person

James Maxwell, P.Geo., VP, Exploration and Project Operations for First Mining, is a "Qualified Person" for the purposes of NI 43-101 Standards of Disclosure for Mineral Projects and has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.
First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a Feasibility Study and permitting activities are on-going with a final Environmental Impact Statement / Environmental Assessment for the project submitted in November 2024, and the Duparquet Gold Project in Quebec, a PEA-stage development project located on the Destor-Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns the Cameron Gold Project in Ontario and a portfolio of gold project interests including the Pickle Crow Gold Project (being advanced in partnership with Firefly Metals Ltd.) and the Hope Brook Gold Project (being advanced in partnership with Big Ridge Gold Corp.).

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2024 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material mineral projects.

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SOURCE First Mining Gold Corp.

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For further information: For further information, please contact: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com; Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 28-APR-25